Exhibit 17(l)

(BULL LOGO)
Merrill Lynch Investment Managers


www.mlim.ml.com


Semi-Annual Report
June 30, 2003


Mercury
International
Value V.I.
Fund
Of Mercury Variable Trust


This report is only for distribution to shareholders of Mercury International Value V.I. Fund. Past performance results shown in this report should not be considered a representation of future performance. Investment return and principal value of shares will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Statements and other information herein are as dated and are subject to change.

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (1) without charge, upon request, by calling toll-free 1-800-MER-FUND (1-800-637-3863); (2) on www.mutualfunds.ml.com; and
(3) on the Securities and Exchange Commission's website at http://www.sec.gov.



Mercury International Value V.I. Fund of
Mercury Variable Trust
Box 9011
Princeton, NJ
08543-9011



Printed on post-consumer recycled paper



PORTFOLIO INFORMATION


WORLDWIDE INVESTMENTS AS OF JUNE 30, 2003


Ten Largest                         Percent of
Equity Holdings                     Net Assets

GlaxoSmithKline PLC                    3.8%
Barclays PLC                           3.4
TotalFinaElf SA                        3.4
Shell Transport & Trading Company      3.3
Intesa BCI SpA                         2.8
Fortis                                 2.6
Telecom Italia SpA                     2.6
Novartis AG (Registered Shares)        2.6
BNP Paribas SA                         2.5
Royal Bank of Scotland Group PLC       2.2



Five Largest                     Percent of
Industries++                     Net Assets

Commercial Banks                15.8%
Oil & Gas                        11.5
Diversified Financial Services        11.3
Pharmaceuticals                         8.0
Diversified Telecommunication
Services                         6.5

++For Fund compliance purposes, "Industries" means any one or more of the industry sub- classifications used by one or more widely recognized market indexes or ratings group indexes, and/or as defined by Fund management. This definition may not apply for purposes of this report, which may combine such industry sub-classifications for reporting ease.





OFFICERS AND TRUSTEES


Terry K. Glenn, President and Trustee
James H. Bodurtha, Trustee
Joe Grills, Trustee
Herbert I. London, Trustee
Andre F. Perold, Trustee
Roberta Copper Ramo, Trustee
Robert S. Salomon, Jr., Trustee
Stephen B. Swensrud, Trustee
Robert C. Doll, Jr., Senior Vice President
James Macmillan, Vice President
Donald C. Burke, Vice President and
   Treasurer
Stephen M. Benham, Secretary


Custodian
Brown Brothers Harriman & Co.
40 Water Street
Boston, MA 02109-3661


Transfer Agent
Financial Data Services, Inc.
4800 Deer Lake Drive East
Jacksonville, FL 32246-6484
888-763-2260



June 30, 2003, Mercury International Value V.I. Fund



DEAR SHAREHOLDER


Investment Review
We are pleased to present you this semi-annual report of Mercury International Value V.I. Fund. For the six months ended June 30, 2003, the Fund had a total return of +11.14%, outperforming the
unmanaged   benchmark Morgan Stanley Capital International Europe,
Australasia, Far East (MSCI EAFE) Index, which had a total return of +9.47%, and underperforming the unmanaged MSCI EAFE Value Index, which had a total return of +11.92%. (Complete performance information can be found on page 5 of this report to shareholders.)

Value stocks continued to generate better returns than their growth counterparts for the six-month period ended June 30, 2003. The relative performance of value and growth styles was very volatile, dominated by the fortunes of the financial sector. Financial stocks such as banks and insurance companies performed very poorly in the third quarter of 2002 as investors became concerned that low levels of equity markets would lead to major financial bankruptcies, or further forced selling of equities by banks. As no major bankruptcies occurred after the December 31, 2002 book close, investors grew more confident in bank balance sheets. Easing of bank capital adequacy requirements allayed fears of further forced selling of equities from banks and insurance companies, and provided a platform for a rebound in markets, in which financial shares performed very strongly.

The Fund's outperformance of the benchmark was mainly attributable to stock selection in the banks, insurance and utilities sectors. The areas that contributed negatively to Fund performance were media, materials, and software and services. From a country perspective, the leading markets included New Zealand, Spain and Sweden, while the Netherlands, Australia and Portugal were among the weakest markets.

The main transactions that we initiated were all a result of bottom-up stock picking. Stocks that were sold after they became unattractively valued were Hong Kong Electric Holdings Limited, Komatsu Ltd., Assicurazioni Generali and ABN AMRO Holding NV. In addition, major reductions took place in Royal Bank of Scotland Group PLC, Yamanouchi Pharmaceutical Co., Ltd. and Telefonica SA. The proceeds were mainly used to build new positions in Credit Suisse Group, Asahi Breweries Limited, Showa Shell Sekiyu K.K., Santos Limited and TABCORP Holdings Limited. We also increased existing positions in Telecom Italia SpA, Barclays PLC and Fortis.

Economic Environment
Global economic prospects have improved during recent months. First, monetary conditions have become more expansionary. The recent fall in bond yields is a boost to consumers, reflected in another mortgage refinancing wave in the United States, and to companies through a reduction in the cost of capital. Second, we have seen a substantial easing of broader financial conditions, and fears of a global credit crunch have so far proved unfounded. Third, prospects for fiscal easing in Europe have improved. Germany will implement tax cuts of 0.3% of gross domestic product (GDP) next year and a further 0.8% of GDP in 2005. The end to the Iraq war has brought additional economic benefits through a lift to the extreme risk aversion that gripped the global economy earlier this year. This has been reflected in a modest bounce in consumer and business confidence surveys since March. The major headwinds that still face the economy are from the excessive debt levels that were built up in the "bubble years." This is likely to hold back consumer and corporate spending for many years as balance sheets are repaired, in our opinion. However, we are currently seeing the first encouraging signs that corporate retrenchment is sufficiently advanced to allow a modest rise in investment spending after two years of declines.



June 30, 2003, Mercury International Value V.I. Fund



The relative outperformance of value compared to growth during the last three years means that there is presently less of a stark valuation discrepancy in favor of value stocks. At the moment, the Fund is still overweight in the more economically sensitive sectors such as hotels, restaurants and leisure, energy, capital goods and diversified financials. This is at the expense of food, beverage and tobacco, insurance and technology hardware and equipment.

While valuations of equity markets in early March were more appealing than going into any of the previous bear market upturns, the subsequent rally has taken global aggregates back into expensive territory. On a price-to-normalized earnings basis, the world market stands well above its long-run average, with an emphasis concentrated in the United States. European and Asian equities both trade at around 17 times normalized earnings, which are expected to grow modestly in 2004. Global equities continue to look more attractive relative to government bonds or cash, using metrics such as implied earnings growth or a comparison of real bond yields compared to dividend yields (again the United States looks less attractive than the rest of the world). However, this comparison says more about the high cost of bonds than any cheapness of equities. On our models of "fair value" for 10-year bonds, the U.S. bond market is expensive, although the Eurozone and U.K. markets are less valued.

While we continue to look for a global earnings recovery, we question whether the pace of growth will be sufficient to generate sustained earnings upgrades in many cyclical sectors. The first quarter earnings season in the United States did indeed produce some genuine upward surprises, both in terms of the quantity and quality of earnings. Although concerns over earnings quality have subsided, there remains uncertainty, such as options expensing and health care costs, that could have a negative impact at the stock level. While the depth of Asian domestic economies is increasing, earnings will continue to depend on the health of the U.S. consumer. European earnings, which are more geared to global production growth, will be held back by the appreciation of the euro, and are unlikely to display rapid growth.



June 30, 2003, Mercury International Value V.I. Fund



In Conclusion
We continue to believe that fundamental factors such as earnings growth and cash flow generation will be increasingly important to investors and believe that the Fund is well positioned for progress in the future. We appreciate your support of Mercury International Value V.I. Fund, and we look forward to serving your investment needs in the months and years ahead.


Sincerely,



(Terry K. Glenn)
Terry K. Glenn
President and Trustee



(James Macmillan)
James Macmillan
Portfolio Manager



July 21, 2003



FUND PERFORMANCE DATA


ABOUT FUND PERFORMANCE

None of the past results shown should be considered a representation of future performance. Figures shown in each of the following tables assume reinvestment of all dividends and capital gains distributions at net asset value on the ex-dividend date. Insurance-related fees and expenses are not reflected in these returns. Investment return and principal value of shares will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.



AVERAGE ANNUAL TOTAL RETURN

                                            % Return

One Year Ended 6/30/03                        -7.86%
Five Years Ended 6/30/03                      +0.53
Since inception (6/10/98) through 6/30/03     +0.50



RECENT PERFORMANCE RESULTS

                                          6-Month         12-Month    Since Inception
As of June 30, 2003                     Total Return    Total Return   Total Return*
Mercury International Value V.I. Fund      +11.14%         -7.86%         + 2.58%
MSCI EAFE Index**                          + 9.47          -6.46          -18.46

*The Fund commenced operations on 6/10/98.
**Since inception total return is from 6/30/98.



June 30, 2003, Mercury International Value V.I. Fund


SCHEDULE OF INVESTMENTS

                                                                                     In U.S. Dollars

                                                                                   Shares
Industry+++                        Common Stocks--95.0%                             Held         Value
Australia--2.9%

Hotels, Restaurants &     TABCORP Holdings Limited                                 492,000   $  3,553,666
Leisure--1.4%

Oil & Gas--1.5%           Santos Limited                                           945,111      3,739,648

                          Total Common Stocks in Australia                                      7,293,314


France--13.3%

Auto Components--1.8%     PSA Peugeot Citroen                                       90,850      4,413,056

Commercial Banks--2.5%    BNP Paribas SA                                           124,393      6,320,964

Commercial Services &     Societe BIC SA                                            67,171      2,614,903
Supplies--1.0%

Hotels, Restaurants &     Accor SA                                                 106,163      3,840,235
Leisure--1.5%

Metals & Mining--2.0%     Arcelor                                                  190,483      2,218,034
                          Pechiney SA 'A'                                           75,261      2,701,675
                                                                                             ------------
                                                                                                4,919,709

Multiline Retail--1.1%    Pinault-Printemps-Redoute SA                              36,575      2,755,258

Oil & Gas--3.4%           TotalFinaElf SA                                           56,810      8,585,286

                          Total Common Stocks in France                                        33,449,411


Germany--5.0%

Diversified Financial     DePfa Bank PLC                                            70,736      5,503,309
Services--2.2%

Electric Utilities--1.7%  E.On AG                                                   82,826      4,258,218

Machinery--1.1%           Linde AG                                                  73,821      2,733,059

                          Total Common Stocks in Germany                                       12,494,586

Hong Kong--1.6%
Media--0.6%               South China Morning Post
                          Holdings Ltd.                                          3,469,000      1,367,911

Real Estate--1.0%         Henderson Land Development
                          Company Limited                                          905,000      2,599,591

                          Total Common Stocks in Hong Kong                                      3,967,502



June 30, 2003, Mercury International Value V.I. Fund


SCHEDULE OF INVESTMENTS (CONTINUED)

                                                                                     In U.S. Dollars

                                                                                   Shares
Industry+++                           Common Stocks                                 Held         Value
Ireland--1.6%

Commercial Banks--1.6%    Allied Irish Banks PLC                                    55,000   $    821,702
                          Allied Irish Banks PLC                                   221,291      3,359,459

                          Total Common Stocks in Ireland                                        4,181,161


Italy--8.2%

Building Products--0.8%   Buzzi Unicem SpA                                         309,688      2,104,619

Commercial Banks--2.8%    Intesa BCI SpA                                         2,190,608      7,005,901

Diversified               Telecom Italia SpA                                       715,199      6,474,296
Telecommunication
Services--2.6%

Oil & Gas--2.0%           ENI SpA                                                  332,338      5,026,965

                          Total Common Stocks in Italy                                         20,611,781


Japan--18.3%

Auto Components--2.0%     Honda Motor Co., Ltd.                                    136,000      5,153,446

Beverages--1.4%           Asahi Breweries Limited                                  587,000      3,544,243

Chemicals--0.6%           Sumitomo Bakelite Company Limited                        386,000      1,610,543

Diversified Financial     Promise Co., Ltd.                                         89,000      3,328,003
Services--4.6%            Sanyo Shinpan Finance Co., Ltd.                          157,700      4,662,378
                          Takefuji Corporation                                      66,500      3,450,302
                                                                                             ------------
                                                                                               11,440,683

Diversified               Nippon Telegraph & Telephone
Telecommunication         Corporation (NTT)                                            925      3,628,357
Services--1.4%

Hotels, Restaurants &     Namco Ltd.                                               277,000      4,420,004
Leisure--1.8%

Household Durables--3.0%  Daiwa House Industry Co., Ltd.                           572,000      3,934,807
                          Matsushita Electric Industrial
                          Company, Ltd.                                            362,000      3,584,576
                                                                                             ------------
                                                                                                7,519,383

Machinery--0.6%           Amada Co., Ltd.                                          494,000      1,588,041

Oil & Gas--1.3%           Showa Shell Sekiyu K.K.                                  457,000      3,280,733

Pharmaceuticals--1.6%     Yamanouchi Pharmaceutical Co., Ltd.                      152,000      3,962,190

                          Total Common Stocks in Japan                                         46,147,623



June 30, 2003, Mercury International Value V.I. Fund


SCHEDULE OF INVESTMENTS (CONTINUED)

                                                                                     In U.S. Dollars

                                                                                   Shares
Industry+++                           Common Stocks                                 Held         Value
Netherlands--9.1%

Chemicals--1.0%           Akzo Nobel NV                                             93,484   $  2,477,691

Commercial Services &     Vedior NV 'A'                                            337,887      3,061,418
Supplies--1.2%

Diversified Financial     Fortis                                                   383,105      6,599,077
Services--4.5%            ING Groep NV                                             275,660      4,789,463
                                                                                             ------------
                                                                                               11,388,540

Household Durables--1.3%  Koninklijke (Royal) Philips
                          Electronics NV                                           164,140      3,121,396

Media--1.1%               Wolters Kluwer NV 'A'                                    231,788      2,794,823

                          Total Common Stocks in the Netherlands                               22,843,868



Portugal--1.3%

Electric Utilities--1.3%  Electricidade de Portugal, SA (EDP)                    1,510,228      3,225,741

                          Total Common Stocks in Portugal                                       3,225,741


Singapore--1.5%

Electronic Equipment &    ++Singapore Post Limited                               9,812,000      3,788,847
Instruments--1.5%

                          Total Common Stocks in Singapore                                      3,788,847


Spain--1.3%

Diversified               ++Telefonica SA                                          291,952      3,389,508
Telecommunication
Services--1.3%

                          Total Common Stocks in Spain                                          3,389,508


Sweden--1.7%

Commercial Banks--1.7%    Nordbanken Holding AB                                    882,429      4,255,087

                          Total Common Stocks in Sweden                                         4,255,087


Switzerland--6.7%

Building Products--1.0%   Geberit AG (Registered Shares)                             8,414      2,590,261

Commercial Banks--1.6%    Credit Suisse Group                                      154,963      4,078,425

Construction              Holcim Ltd. (Registered Shares)                           99,355      3,671,122
Materials--1.5%

Pharmaceuticals--2.6%     Novartis AG (Registered Shares)                          162,812      6,442,526

                          Total Common Stocks in Switzerland                                   16,782,334



June 30, 2003, Mercury International Value V.I. Fund


SCHEDULE OF INVESTMENTS (CONTINUED)

                                                                                     In U.S. Dollars

                                                                                   Shares
Industry+++                           Common Stocks                                 Held         Value
United Kingdom--22.5%

Commercial Banks--5.6%    Barclays PLC                                           1,158,127   $  8,599,868
                          Royal Bank of Scotland Group PLC                         197,736      5,546,995
                                                                                             ------------
                                                                                               14,146,863

Commercial Services &     Chubb PLC                                              1,638,757      2,041,665
Supplies--0.8%

Diversified               BT Group PLC                                             918,235      3,087,269
Telecommunication
Services--1.2%

Energy Equipment &        British Energy PLC (Deferred Shares)                      54,000              1
Service--0.0%

Food & Staples            J Sainsbury PLC                                          827,323      3,467,623
Retailing--1.4%

Food Products--1.5%       Unilever PLC                                             470,337      3,744,808

Industrial                Smiths Industries PLC                                    350,475      4,065,701
Conglomerates--2.1%       Tomkins PLC                                              325,964      1,221,008
                                                                                             ------------
                                                                                                5,286,709

Insurance--1.4%           AVIVA PLC                                                511,801      3,553,435

Oil & Gas--3.3%           Shell Transport & Trading Company                      1,271,376      8,391,838

Pharmaceuticals--3.8%     GlaxoSmithKline PLC                                      471,101      9,507,439

Transportation            BAA PLC                                                  439,861      3,560,226
Infrastructure--1.4%

                          Total Common Stocks in the
                          United Kingdom                                                       56,787,876

                          Total Common Stocks
                          (Cost--$232,402,943)                                                239,218,639



                                  Preferred Stocks--1.5%
Germany--1.5%
Chemicals--1.5%           Henkel KGaA                                               60,227      3,728,504

                          Total Preferred Stocks
                          (Cost--$3,984,139)                                                    3,728,504



June 30, 2003, Mercury International Value V.I. Fund


SCHEDULE OF INVESTMENTS (CONCLUDED)

                                                                                     In U.S. Dollars

                                                                                    Face
                              Short-Term Investments--13.1%                        Amount        Value
Time Deposits             Brown Brothers Harriman &
                          Company, .61% due 7/01/2003                          $ 2,687,471   $  2,687,471



                                                                                Shares Held/
                                                                            Beneficial Interest
                          Merrill Lynch Liquidity Series,
                          LLC Money Market Series (a)(b)                       $18,250,600     18,250,600
                          Merrill Lynch Premier Institutional
                          Fund (a)(b)                                           12,167,068     12,167,068
                                                                                             ------------
                                                                                               30,417,668

                          Total Short-Term Investments
                          (Cost--$33,105,139)                                                  33,105,139

                          Total Investments
                          (Cost--$269,492,221)--109.6%                                        276,052,282
                          Liabilities in Excess of
                          Other Assets--(9.6%)                                               (24,141,061)
                                                                                             ------------
                          Net Assets--100.0%                                                 $251,911,221
                                                                                             ============

++Non-income producing security.
+++For Fund compliance purposes, "Industry" means any one or more of the industry sub-classifications used by one or more widely recognized market indexes or ratings group indexes, and/or as defined by Fund management. This definition may not apply for purposes of this report, which may combine such industry sub-classifications for reporting ease.
(a)Investments in companies considered to be an affiliate of the Fund (such companies are defined as "Affiliated Companies" in Section 2(a)(3) of the Investment Company Act of 1940) are as follows:

                                                                     Interest/
                                                            Net       Dividend
Affiliate                                                 Activity     Income

Merrill Lynch Liquidity Series, LLC Money Market Series  $16,906,651   $56,849
Merrill Lynch Premier Institutional Fund                  10,975,265   $34,511


(b)Security was purchased with the cash proceeds from securities loans.

See Notes to Financial Statements.



June 30, 2003, Mercury International Value V.I. Fund


STATEMENT OF ASSETS AND
LIABILITIES

As of June 30, 2003
Assets:
Investments, at value (including securities loaned of
  $28,742,339) (identified cost--$269,492,221)                                                               $  276,052,282
Cash                                                                                                                  1,810
Foreign cash (cost--$5)                                                                                                   5
Receivables:
  Capital shares sold                                                                       $    4,829,771
  Dividends                                                                                      1,844,788
  Securities lending--net                                                                           29,953
  Interest                                                                                              45        6,704,557
                                                                                            --------------
Prepaid expenses                                                                                                      4,094
                                                                                                             --------------
Total assets                                                                                                    282,762,748
                                                                                                             --------------

Liabilities:
Collateral on securities loaned, at value                                                                        30,417,668
Payables:
  Capital shares redeemed                                                                          222,242
  Investment adviser                                                                               160,074
  Other affiliates                                                                                   2,156          384,472
                                                                                            --------------
Accrued expenses                                                                                                     49,387
                                                                                                             --------------
Total liabilities                                                                                                30,851,527
                                                                                                             --------------

Net Assets:
Net assets                                                                                                   $  251,911,221
                                                                                                             ==============

Net Assets Consist of:
Paid-in capital                                                                                              $  334,219,360
Undistributed investment income--net                                                        $    4,354,431
Accumulated realized capital losses on investments and
  foreign currency transactions--net                                                          (93,332,417)
Unrealized appreciation on investments and foreign
  currency transactions--net                                                                     6,669,847
                                                                                            --------------
Total accumulated losses--net                                                                                  (82,308,139)
                                                                                                             --------------
Net assets--Equivalent to $9.18 per share based on
  27,427,067 shares outstanding++                                                                            $  251,911,221
                                                                                                             ==============

++Unlimited shares of no par value authorized.

See Notes to Financial Statements.



June 30, 2003, Mercury International Value V.I Fund


STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2003
Investment Income:
Dividends (net of $766,591 foreign withholding tax)                                                          $    5,247,253
Securities lending--net                                                                                              91,360
Interest                                                                                                              9,695
Other                                                                                                                17,445
                                                                                                             --------------
Total income                                                                                                      5,365,753
                                                                                                             --------------

Expenses:
Investment advisory fees                                                                    $      861,642
Accounting services                                                                                 50,951
Custodian fees                                                                                      38,117
Printing and shareholder reports                                                                    25,457
Professional fees                                                                                   24,914
Trustees' fees and expenses                                                                          9,683
Transfer agent fees                                                                                  3,125
Pricing fees                                                                                         2,729
Other                                                                                                5,540
                                                                                            --------------
Total expenses                                                                                                    1,022,158
                                                                                                             --------------
Investment income--net                                                                                            4,343,595
                                                                                                             --------------

Realized & Unrealized Gain (Loss)on Investments &
Foreign Currency Transactions--Net:
Realized gain (loss) from:
  Investments--net                                                                             (8,539,032)
  Foreign currency transactions--net                                                               507,920      (8,031,112)
                                                                                            --------------
Change in unrealized appreciation/depreciation on:
  Investments--net                                                                              28,583,419
  Foreign currency transactions--net                                                                 (560)       28,582,859
                                                                                            --------------   --------------
Total realized and unrealized gain on investments and
  foreign currency transactions--net                                                                             20,551,747
                                                                                                             --------------
Net Increase in Net Assets Resulting from Operations                                                         $   24,895,342
                                                                                                             ==============

See Notes to Financial Statements.



June 30, 2003, Mercury International Value V.I. Fund


STATEMENTS OF CHANGES
IN NET ASSETS

                                                                                               For the Six        For the
                                                                                               Months Ended      Year Ended
                                                                                                 June 30,       December 31,
Increase (Decrease) in Net Assets:                                                                 2003             2002
Operations:
Investment income--net                                                                      $    4,343,595   $    4,415,984
Realized loss on investments and foreign currency
  transactions--net                                                                            (8,031,112)     (26,037,861)
Change in unrealized appreciation/depreciation on
  investments and foreign currency transactions--net                                            28,582,859     (14,681,514)
                                                                                            --------------   --------------
Net increase (decrease) in net assets resulting
  from operations                                                                               24,895,342     (36,303,391)
                                                                                            --------------   --------------

Dividends to Shareholders:
Investment income--net                                                                                  --     (11,858,577)
                                                                                            --------------   --------------
Net decrease in net assets resulting from dividends
  to shareholders                                                                                       --     (11,858,577)
                                                                                            --------------   --------------

Capital Share Transactions:
Net decrease in net assets derived from capital
  share transactions                                                                          (12,986,035)     (61,154,402)
                                                                                            --------------   --------------

Net Assets:
Total increase (decrease) in net assets                                                         11,909,307    (109,316,370)
Beginning of period                                                                            240,001,914      349,318,284
                                                                                            --------------   --------------
End of period*                                                                              $  251,911,221   $  240,001,914
                                                                                            ==============   ==============

*Undistributed investment income--net                                                       $    4,354,431   $       10,836
                                                                                            ==============   ==============

See Notes to Financial Statements.



June 30, 2003, Mercury International Value V.I. Fund


FINANCIAL HIGHLIGHTS

The following per share data and ratios have been derived from information provided in the financial statements.


                                                            For the Six
                                                               Months
                                                               Ended
Increase (Decrease) in                                        June 30,             For the Year Ended December 31,
Net Asset Value:                                                2003         2002         2001         2000          1999
Per Share Operating Performance:
Net asset value, beginning of
  period                                                      $    8.26    $    9.69    $   11.68    $   11.52    $    9.52
                                                              ---------    ---------    ---------    ---------    ---------
Investment income--net                                            .15++        .13++        .20++          .22          .15
Realized and unrealized gain (loss)
  on investments and foreign
  currency transactions--net                                        .77       (1.21)       (1.71)          .10         1.91
                                                              ---------    ---------    ---------    ---------    ---------
Total from investment operations                                    .92       (1.08)       (1.51)          .32         2.06
                                                              ---------    ---------    ---------    ---------    ---------
Less dividends and distributions:
  Investment income--net                                             --        (.35)        (.24)        (.11)        (.06)
  Realized gain on
     investments--net                                                --           --        (.24)        (.05)           --
                                                              ---------    ---------    ---------    ---------    ---------
Total dividends and distributions                                    --        (.35)        (.48)        (.16)        (.06)
                                                              ---------    ---------    ---------    ---------    ---------
Net asset value, end of period                                $    9.18    $    8.26    $    9.69    $   11.68    $   11.52
                                                              =========    =========    =========    =========    =========

Total Investment Return:**
Based on net asset value per
  share                                                       11.14%+++     (11.54%)     (12.90%)        2.85%       21.68%
                                                              =========    =========    =========    =========    =========

Ratios to Average Net Assets:
Expenses, excluding reorganization
  expenses                                                        .89%*         .91%         .99%         .93%        1.01%
                                                              =========    =========    =========    =========    =========
Expenses                                                          .89%*         .91%        1.01%         .93%        1.01%
                                                              =========    =========    =========    =========    =========
Investment income--net                                           3.78%*        1.38%        1.83%        2.20%        1.63%
                                                              =========    =========    =========    =========    =========

Supplemental Data:
Net assets, end of period
  (in thousands)                                              $ 251,911    $ 240,002    $ 349,318    $ 356,292    $ 284,834
                                                              =========    =========    =========    =========    =========
Portfolio turnover                                                  12%          55%          62%          39%          71%
                                                              =========    =========    =========    =========    =========

*Annualized.
**Total investment returns exclude insurance-related fees and expenses.
++Based on average shares outstanding.
+++Aggregate total investment return.

See Notes to Financial Statements.



June 30, 2003, Mercury International Value V.I. Fund



NOTES TO FINANCIAL STATEMENTS


1. Significant Accounting Policies:
Mercury International Value V.I. Fund (the "Fund") is a fund of Mercury Variable Trust (the "Trust"). The Trust is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company, which is organized as a Massachusetts business trust. The Fund's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which may require the use of management accruals and estimates. These unaudited financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal, recurring nature. Shares of the Fund are not offered to the general public, but may only be purchased by the separate accounts of participating insurance companies for the purpose of funding variable annuity contracts and/or variable life insurance contracts. The following is a summary of significant accounting policies followed by the Fund.

(a) Valuation of investments--Portfolio securities that are traded on stock ex-changes or the Nasdaq National Market are valued at the last sale price or official closing price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price for long positions and at the last available ask price for short positions. Securities traded in the over-the-counter market are valued at the last available bid price prior to the time of valuation. In cases where securities are traded on more than one exchange, the securities are valued on the exchange designated by or under the authority of the Board of Trustees as the primary market. Portfolio securities that are traded both in the over-the-counter market and on a stock exchange are valued according to the broadest and most representative market, and it is expected that for debt securities this ordinarily will be the over-the-counter market. Options written or purchased are valued at the last sale price in the case of exchange-traded options. In the case of options traded in the over-the-counter market, valuation is the last asked price (options written) or the last bid price (options purchased). Futures contracts are valued at the settlement price at the close of the applicable exchange. Short-term securities are valued at amortized cost, which approximates market value. Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Trustees of the Trust. Occasionally, events affecting the values of securities and other assets may occur between the times at which valuations of such securities are determined (that is, close of the market on which such securities trade) and the close of business on the NYSE. If events (for example, company announcement, natural disasters, market volatility) occur during such periods that are expected to materially affect the value for such securities, those securities may be valued at their fair market value as determined in good faith by the Trust's Board of Trustees or by the investment adviser using a pricing service and/or procedures approved by the Board of Trustees of the Trust.



June 30, 2003, Mercury International Value V.I. Fund



NOTES TO FINANCIAL STATEMENTS
(CONTINUED)


(b) Derivative financial instruments--The Fund may engage in various portfolio investment strategies both to increase the return of the Fund and to hedge, or protect, its exposure to interest rate movement and movements in the securities markets. Losses may arise due to changes in the value of the contract or if the counterparty does not perform under the contract.

* Forward foreign exchange contracts--The Fund is authorized to enter into forward foreign exchange contracts as a hedge against either specific transactions or portfolio positions. The contract is marked-to-market daily and the change in market value is recorded by the Fund as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed.

(c) Foreign currency transactions--Transactions denominated in foreign currencies are recorded at the exchange rate prevailing when recognized. Assets and liabilities denominated in foreign currencies are valued at the exchange rate at the end of the period. Foreign currency transactions are the result of settling (realized) or valuing (unrealized) assets or liabilities expressed in foreign currencies into U.S. dollars. Realized and unrealized gains or losses from investments include the effects of foreign exchange rates on investments.

(d) Income taxes--It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required. Under the applicable foreign tax law, withholding taxes may be imposed on interest, dividends and capital gains at various rates.

(e) Security transactions and investment income--Security transactions are recorded on the dates the transactions are entered into (the trade dates). Realized gains and losses on security transactions are determined on the identified cost basis. Dividend income is recorded on the ex-dividend dates. Dividends from foreign securities where the ex-dividend date may have passed are subsequently recorded when the Fund has determined the ex-dividend date. Interest income is recognized on the accrual basis.

(f) Dividends and distributions--Dividends and distributions paid by the Fund are recorded on the ex-dividend dates.

(g) Deferred organization expenses--Expenses incurred by the Trust in connection with the organization, registration and the initial public offering of shares are being deferred and amortized over the period of benefit, but not to exceed sixty months from the Fund's commencement of operations. The proceeds of any redemption of the initial shares by the original shareholder will be reduced by a pro-rata portion of any then unamortized organization expenses in the same proportion as the number of initial shares being redeemed bears to the number of initial shares outstanding at the time of such redemption.



June 30, 2003, Mercury International Value V.I. Fund



NOTES TO FINANCIAL STATEMENTS
(CONTINUED)


(h) Securities lending--The Fund may lend securities to financial institutions that provide cash or securities issued or guaranteed by the U.S. government as collateral, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The market value of the loaned securities is determined at the close of business of the Fund and any additional required collateral is delivered to the Fund on the next business day. Where the Fund receives securities as collateral for the loaned securities, it receives a fee from the borrower. The Fund typically receives the income on the loaned securities, but does not receive the income on the collateral. Where the Fund receives cash collateral, it may invest such collateral and retain the amount earned on such investment, net of any amount rebated to the borrower. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within five business days. The Fund may pay reasonable finder's, lending agent, administrative and custodial fees in connection with its loans. In the event that the borrower defaults on its obligation to return borrowed securities because of insolvency or for any other reason, the Fund could experience delays and costs in gaining access to the collateral. The Fund also could suffer a loss where the value of the collateral falls below the market value of the borrowed securities, in the event of borrower default or in the event of losses on investments made with cash collateral.


2. Investment Advisory Agreement and Transactions with Affiliates:
The Trust has entered into an Investment Advisory Agreement for the Fund with Fund Asset Management, L.P., doing business as Mercury Advisors. The general partner of Mercury Advisors is Princeton Services, Inc. ("PSI"), an indirect, wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML & Co."), which is the limited partner.

Mercury Advisors is responsible for the management of the Fund's investments and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of the Fund. For such services, the Fund pays a monthly fee at an annual rate of .75% of the average daily value of the Fund's net assets. Mercury Advisors has contractually agreed to pay all annual operating expenses in excess of 1.35% as applied to the Fund's daily net assets through September 30, 2003.

Mercury Advisors has entered into a Sub-Advisory Agreement for the Fund with Merrill Lynch Asset Management U.K. Ltd., an affiliate of Mercury Advisors. The sub-advisory arrangement is for investment research, recommendations and other investment-related services to be provided to the Fund. There is no increase in the aggregate fees paid by the Fund for these services.

The Fund has received an exemptive order from the Securities and Exchange Commission permitting it to lend portfolio securities to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a subsidiary of ML & Co., or its affiliates. Pursuant to that order, the Fund also has retained Merrill Lynch Investment Managers, LLC ("MLIM, LLC"), an affiliate of Mercury Advisors, as the securities lending agent for a fee based on a share of the returns on investment of cash collateral. MLIM, LLC may, on behalf of the Fund, invest cash collateral received by the Fund for such loans, among other things, in a private investment company managed by MLIM, LLC or in registered money market funds advised by Mercury Advisors or its affiliates. For the six months ended June 30, 2003, MLIM, LLC received $42,342 in securities lending agent fees.



June 30, 2003, Mercury International Value V.I. Fund



NOTES TO FINANCIAL STATEMENTS
(CONTINUED)


Financial Data Services, Inc. ("FDS"), an indirect, wholly-owned subsidiary of ML & Co., is the Fund's transfer agent.

In addition, MLPF&S received $950 in commissions on the execution of portfolio security transactions for the Fund for the six months ended June 30, 2003.

FAM Distributors, Inc. ("FAMD"), an indirect, wholly-owned subsidiary of Merrill Lynch Group, Inc., is the Fund's distributor. For the six months ended June 30, 2003, the Fund reimbursed Mercury Advisors $2,927 for certain accounting services.

Certain officers and/or trustees of the Trust are officers and/or directors of Mercury Advisors, FAMD, PSI, FDS, and/or ML & Co.


3. Investments:
Purchases and sales of investments, excluding short-term securities, for the six months ended June 30, 2003 were $28,715,404 and $61,364,463, respectively.

Net realized gains (losses) for the six months ended June 30, 2003 and net unrealized gains as of June 30, 2003 were as follows:


                                       Realized         Unrealized
                                    Gains (Losses)        Gains

Long-term investments             $  (8,539,032)     $    6,560,061
Foreign currency transactions            507,920            109,786
                                  --------------     --------------
Total                             $  (8,031,112)     $    6,669,847
                                  ==============     ==============


As of June 30, 2003, net unrealized appreciation for Federal income tax purposes aggregated $2,506,892, of which $26,104,217 related to appreciated securities and $23,597,325 related to depreciated securities. At June 30, 2003, the aggregate cost of investments for Federal income tax purposes was $273,545,390.


4. Capital Share Transactions:
Transactions in capital shares were as follows:


For the Six Months
Ended June 30, 2003                     Shares       Dollar Amount

Shares sold                            5,254,286     $   42,536,548
Shares redeemed                      (6,874,583)       (55,522,583)
                                  --------------     --------------
Net decrease                         (1,620,297)     $ (12,986,035)
                                  ==============     ==============



June 30, 2003, Mercury International Value V.I. Fund



NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)


For the Year
Ended December 31, 2002                 Shares       Dollar Amount

Shares sold                           18,668,459     $  172,994,436
Shares issued to shareholders in
reinvestment of dividends              1,268,867         11,858,577
                                  --------------     --------------
Total issued                          19,937,326        184,853,013
Shares redeemed                     (26,933,266)      (246,007,415)
                                  --------------     --------------
Net decrease                         (6,995,940)     $ (61,154,402)
                                  ==============     ==============



5. Short-Term Borrowings:
The Fund, along with certain other funds managed by Mercury Advisors and its affiliates, is a party to a $500,000,000 credit agreement with Bank One, N.A. and certain other lenders. The Fund may borrow under the credit agreement to fund shareholder redemptions and for other lawful purposes other than for leverage. The Fund may borrow up to the maximum amount allowable under the Fund's current prospectus and statement of additional information, subject to various other legal, regulatory or contractual limits. The Fund pays a commitment fee of .09% per annum based on the Fund's pro rata share of the unused portion of the credit agreement. Amounts borrowed under the credit agreement bear interest at a rate equal to, at each fund's election, the Federal Funds rate plus .50% or a base rate as determined by Bank One, N.A. On November 29, 2002, the credit agreement was renewed for one year under the same terms, except that the commitment was reduced from $1,000,000,000 to $500,000,000. The Fund did not borrow under the credit agreement during the six months ended June 30, 2003.


6. Capital Loss Carryforward:
On December 31, 2002, the Fund had a net capital loss carryforward of $75,532,445, of which $15,582,411 expires in 2008, $18,093,629 expires in 2009 and $41,856,405 expires in 2010. This amount will be available to offset like amounts of any future taxable gains.


7. Reorganization Plan:
On July 7, 2003, the Trust's Board of Trustees approved a plan of reorganization, subject to shareholder approval and certain other conditions, whereby the Fund will change its name to International Value V.I. Fund and become a fund of Merrill Lynch Variable Series Funds, Inc.



June 30, 2003, Mercury International Value V.I. Fund